ROCKEFELLER & CO., INC.

CODE OF ETHICS

General

The Code of Ethics (the “Code”) of Rockefeller & Co., Inc. ("R&Co.") is intended to fulfill the firm's obligations under the Investment Advisers Act of 1940, as amended (the “Advisers Act”) and Rule 17j-1 under the Investment Company Act of 1940, as amended (the “Investment Company Act”) with respect to registered investment companies advised by R&Co. (“Affiliated Mutual Funds”), to set forth standards of conduct and to require compliance with the federal securities laws1.  As a registered investment adviser, the firm owes a duty of loyalty to each of its clients, which requires that the firm serve the best interests of its clients at all times.  This Code is supplemented by a number of other published directives, including the Policy on Business Conduct of R&Co.'s parent, Rockefeller Financial Services, Inc. (the “Parent Company”).  Topics covered elsewhere include outside officerships or directorships, gifts policy, political contributions, confidentiality and privacy, and prohibition of insider trading.  R&Co. must provide a copy of the Code to any client or prospective client upon request.

R&Co.’s Compliance Officer, Chief Compliance Officer and the Compliance Committee are responsible for the administration and enforcement of this Code.  If a person subject to this Code is in doubt as to whether a proposed action or securities transaction is proper, the Compliance Officer, Chief Compliance Officer or a member of the Compliance Committee should be consulted.  When legally and ethically permissible, the Compliance Committee may approve exceptions to the strict limitations described in this Code.

This Code of Ethics applies to the following persons (“Supervised Persons”):

(1)	Directors and officers of R&Co. (or other persons occupying a similar status or performing similar functions);

(2)	Employees of R&Co., Rockit Solutions, LLC (“Rockit”), Rockefeller Trust Company, N.A. and The Rockefeller Trust Company (Delaware); and

(3)	Any other person subject to R&Co.’s supervision and control who the Compliance Officer determines to be subject to the Code.

1  “Federal securities laws” means the Securities Act of 1933, the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002, the Investment Company Act, the Investment Advisers Act, Title V of the Gramm-Leach Bliley Act, any rules adopted by the Securities and Exchange Commission under any of these statutes, the Bank Secrecy Act as it applies to funds and investment advisers, and any rules adopted by the Securities and Exchange Commission or the Department of the Treasury.

- 1 -	Adopted January 1, 1994 Amended October 22, 2013

Standards of Conduct

It is R&Co.’s policy to maintain the highest standards of service for its clients.  As a fiduciary, the firm has a duty to act honestly, in good faith and in clients’ best interests, and to exercise the degree of care, diligence and skill that a reasonably prudent manager would exercise in the circumstances.  This standard of care extends to the services provided by all Supervised Persons in each facet of R&Co.’s business operations.

R&Co. will not tolerate illegal or improper actions undertaken either for personal benefit or in a misguided effort to achieve gains on behalf of the firm or its clients.  Violations of this Code may result in disciplinary action, including dismissal.  Violations of legal prohibitions on insider trading may result in permanent bars from employment in the securities industry, imprisonment, civil penalties, criminal fines and third-party lawsuits.

Compliance with Laws and Regulations

Supervised Persons must comply with applicable federal securities laws.  Each Supervised Person has a duty to know, understand and comply with all relevant legal, regulatory and ethical requirements applicable to his or her duties and responsibilities.  Any Supervised Person who is uncertain about these requirements should contact the Compliance Officer or Chief Compliance Officer for guidance.

Conflicts of Interest

As a fiduciary, R&Co. has an affirmative duty of care, loyalty, honesty and good faith to act in the best interests of its clients.  Compliance with this duty can be achieved by seeking to avoid conflicts of interest and by fully disclosing to the Compliance Officer, Chief Compliance Officer or Company Counsel all material facts concerning any conflict that does arise with respect to any client.  Please also refer to the Policy on Business Conduct.

Independent Directors of the Parent Company

Individuals who serve solely as Independent Directors of the Parent Company (and not also as Board members of R&Co.) are not deemed to be “Access Persons” (as defined below) and are not subject to any preclearance or personal securities transaction reporting requirements under the Code unless such Independent Director knew or, in the ordinary course of fulfilling his or her official duties as an Independent Director, should have known that during the 10-day period immediately preceding or after the date of the transaction in a reportable security by the Independent Director such reportable security is or was purchased or sold by R&Co. on behalf of a managed client account or R&Co. considered purchasing or selling such reportable security for a managed client account.

To ensure that Independent Directors of the Parent Company do not have access to client portfolio holdings or R&Co. investment recommendations, the following information barriers and procedures have been implemented:

- 2 -	Adopted January 1, 1994 Amended October 22, 2013

(1)
R&Co. investment recommendations relating to individual portfolio holdings shall not be shared with the Independent Directors of the Parent Company.  To the extent there is any discussion of portfolio holdings held or investment recommendations being considered for any client account managed by R&Co. at any joint meeting of the Parent Company and R&Co. Boards of Directors, the Independent Directors of the Parent Company shall recuse themselves and depart the meeting prior to any such discussion.  For the avoidance of doubt, the preceding restriction would not limit the ability of the Independent Directors of the Parent Company to discuss macroeconomic issues, product development and new product launches, fund performance or other matters not involving investment recommendations.

(2)
Independent Directors of the Parent Company shall complete a certification on an annual basis that they have not had access to R&Co. investment recommendations or client portfolio holdings, except to the extent that such information is public, or provided to them as an investor in a fund managed by R&Co., or as a client.

Personal Securities Transactions

Certain Supervised Persons designated by the Compliance Officer as “Access Persons” must report their personal securities transactions and holdings, and are subject to other personal trading restrictions.  All Access Persons are deemed to be Access Persons for purposes of the Advisers Act and Rule 17j-1 under the Investment Company Act.

An Access Person is a Supervised Person who has access to nonpublic information regarding clients’ purchases or sales of securities (other than as clients or representatives of clients), who is involved in making securities recommendations to clients or who has access to such recommendations that are nonpublic.  The Compliance Officer or Chief Compliance Officer shall identify all Access Persons who are required to make these reports and inform those Access Persons of their reporting obligations. Most Directors of R&Co. are excluded from this definition of Access Persons, but must nevertheless report their personal securities transactions to the Compliance Officer on a quarterly basis.

Access Persons may not, in connection with the purchase, sale or gift, directly or indirectly, of a security held or to be acquired by a client:

(1)	Defraud such client in any manner;

(2)	Mislead such client, including by making a statement that omits material facts;

(3)	Engage in any act, practice or course of conduct which operates or would operate as a fraud or deceit upon such client;

(4)	Engage in any manipulative practice with respect to such client; or

(5)	Engage in any manipulative practice with respect to securities, including price manipulation.

- 3 -	Adopted January 1, 1994 Amended October 22, 2013

The specific provisions and procedures relating to personal trading by Access Persons are set forth in Schedule A.

Certification of Compliance and Training

R&Co. will provide Supervised Persons with a copy of the Code and any amendments or supplements thereto.  Each Supervised Person must submit to the Compliance Officer at least annually a written acknowledgement of receipt of the Code and any such amendments and supplements.

Reporting of Code Violations

Any violations or suspected violations of the Code must be promptly reported to the Compliance Officer or the Chief Compliance Officer.  Examples include:  (i) noncompliance with applicable laws, rules and regulations; (ii) fraud or illegal acts involving any aspect of R&Co.’s business; and (iii) material misstatements in regulatory filings, internal books and records, client records or reports.  Such reporting should be made confidentially, in person, by telephone or in writing and may be completely anonymous pursuant to R&Co.’s Whistleblower Policy.

Sanctions

In connection with any violation of the Code, the Compliance Committee may impose such sanctions as it deems appropriate, including, but not limited to, fines, warning letters and disgorgement of profits.  Violations which are intentional or which are of a more serious nature could result in other disciplinary action, including dismissal.

Reports to Audit Committee

The Compliance Committee, with input from the Compliance Officer and the Chief Compliance Officer, will periodically report to R&Co.’s Audit Committee on the administration of the Code and any material violations.

Reports to Affiliated Mutual Funds

On a periodic basis, but not less than annually, the Chief Compliance Officer shall prepare a written report to the chief compliance officer and board of trustees of each Affiliated Mutual Fund setting forth the following:

(1)
A description of any material issues arising under the Code which relate to the Affiliated Mutual Fund since the last report to the Affiliated Mutual Fund chief compliance officer and board of trustees including, but not limited to, information about material violations of the Code or underlying procedures and sanctions imposed in response to the material violations;

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(2)	A certification on behalf of R&Co. that R&Co. has adopted procedures which it believes are reasonably designed to prevent Access Persons from violating the Code; and

(3)	A summary of existing procedures concerning personal investing and any changes in procedures made during the past year.

Recordkeeping Requirements

R&Co. will maintain the following records in a readily accessible place:

(1)	A copy of each Code that has been in effect at any time during the past five years;

(2)	A record of any violation of the Code and any action taken as a result of such violation for five years from the end of the fiscal year in which the violation occurred;

(3)	A record of all written acknowledgements of receipt of the Code and amendments for each person who is currently, or within the past five years was, a Supervised Person2;

(4)	Holdings and transactions reports made pursuant to the Code, including any brokerage confirmations and account statements submitted in lieu of these reports;

(5)	A list of the names of persons who were Access Persons at any time within the past five years;

(6)
A record of any approval (as required in Schedule A) of, together with the supporting reasons for such approval,  the acquisition of securities by Access Persons in IPOs and limited offerings for at least five years after the end of the fiscal year in which approval was granted.

(7)	A copy of each report made to an Affiliated Mutual Fund’s chief compliance officer and board of trustees for at least five years after the end of the fiscal year in which it was made.

Associated R&Co. Policies
Policy on Business Conduct
Code of Ethics Interpretive Memoranda
Insider Trading Policy
Whistleblower Policy
Pay-to-Play Policy
Privacy Policy
SEC Record Retention Policy
Employee Handbook

2 These records must be kept for five years after the individual ceases to be a Supervised Person of the firm.

- 5 -	Adopted January 1, 1994 Amended October 22, 2013

Schedule A

Access Persons
Constraints on Personal Securities Transactions

Controlled Accounts -- Definition

Trading restrictions apply to any non-client account controlled directly or indirectly by an Access Person, and such an account is referred to below as a "Controlled Account."  For this purpose, the term Controlled Account would include accounts which are directed by an Access Person even though the Access Person either may have no legal authority to trade (such as the account of a relative who often follows the Access Person's advice) or may have shared legal authority (such as a charity's finance committee).  The legal right to execute transactions in an account is regarded as "control" whether or not that right is ever exercised.

Outside Investment Accounts

Access Persons are permitted to buy and sell securities in Controlled Accounts through brokerage or investment management firms of their own choosing, provided they disclose any such accounts or arrangements to the Compliance Officer within 15 days of the end of the calendar quarter in which the account is established.  It is not presently necessary for Access Persons to arrange for their trade confirmations to be sent to R&Co.

Restricted Trading List

The Trading Desk maintains a “Restricted Trading List”.  (This list may not be the same as the list of securities held in client portfolios that have been restricted from trading in Rockit® Command or any other R&Co. portfolio management system.)  The Restricted Trading List includes securities of issuers which may be the subject of material, nonpublic information ("inside information") possessed by R&Co.  Any Access Person possessing inside information about a public company should report that fact to the Compliance Officer, Chief Compliance Officer or a member of the Compliance Committee.  If the inside information may be attributed to R&Co., the issuer will in most cases be added to the Restricted Trading List.  R&Co. has a separate published policy on insider trading which should be referred to in case of question.

Directors may from time to time possess inside information concerning their employers or other public companies.  The communication of such inside information by any Director to anyone associated with R&Co. is contrary to R&Co. policy and should be avoided.  If at any time inside information is so communicated by a Director, the provisions of the immediately preceding paragraph would apply, and the issuer would be added to the Restricted Trading List.

The Compliance Officer, Chief Compliance Officer or a member of the Compliance Committee may also add other issuers to the Restricted List to the extent deemed appropriate to further R&Co.’s compliance program.

- 6 -	Adopted January 1, 1994 Amended October 22, 2013

Preclearance

All Access Persons must consult the Trading Desk before executing securities transactions (including gifts of securities) in non-exempt securities (as described below) for a Controlled Account.   In general, a non-exempt security may not be purchased or sold in a Controlled Account while the issuer is on the Restricted Trading List or is otherwise restricted from Access Person personal trading pursuant to the requirements set forth below under “Restrictions Within Controlled Accounts; IPOs and Limited Offerings”, unless prior approval is obtained from the Compliance Officer, Chief Compliance Officer or a member of the Compliance Committee.  When an Access Person receives special approval to trade in an issuer that has been restricted, that fact of such special approval shall be noted in the preclearance log.

This preclearance requirement applies to all investments not exempted below, including short or long positions in equities or fixed income securities, rights or warrants, the purchase or exercise of options, Affiliated Mutual Funds, closed-end mutual funds (except as noted below), partnership interests (including R&Co.  investment vehicles), private placements and derivatives.  A list of Affiliated Mutual Funds is available from the Compliance Officer and will be made available to Access Persons periodically.

The Trading Desk maintains a log of all preclearance inquiries with additional information maintained in the Legal Department with respect to employee investments in R&Co. investment vehicles and participation in the Parent Company’s Stock Incentive Plan. Unless otherwise agreed with the Trading Desk, preclearance is regarded as effective only for a specific trade date which is declared at the time of preclearance and entered in the log.

Members of R&Co.’s Investment Department must also advise the Chief Investment Officer (or his designee) before executing a securities transaction involving a non-exempt security for a Controlled Account.

Restrictions Within Controlled Accounts; IPOs and Limited Offerings

Absent prior approval from the Compliance Officer, Chief Compliance Officer or a member of the Compliance Committee, Access Persons will be restricted from trading in non-exempt securities for Controlled Accounts when:

(1)	The issuer of such security is the subject of an active buying or selling program for clients,

(2)
The issuer of such security is the probable subject of an investment recommendation or of a buying or selling program until such time as either (i) an investment recommendation concerning such security is communicated to clients (in which event paragraph 1 above would apply) or (ii) a determination is made that the security is no longer the probable subject of an investment recommendation or of a buying or selling program,

(3)	An open order is pending for a Client in the same issuer, or

- 7 -	Adopted January 1, 1994 Amended October 22, 2013

(4)	The issuer of such security is included on the Restricted Trading List.

The restrictions set forth in (1) through (3) above do not apply to transactions involving shares of Affiliated Mutual Funds, although the Compliance Committee reserves the right to implement restrictions as may be appropriate in the future.

No security may be purchased or sold in a Controlled Account if the purchase would deprive any R&Co. client of an investment opportunity, after taking into account all other such clients' investments and investment objectives.  This restriction is likely to have practical significance only when a desirable security is in short supply, such as a "new issue", thinly traded security or a private investment opportunity.  The Compliance Officer, the Chief Compliance Officer, or a member of the Compliance Committee, must specifically preclear any investments by Access Persons in IPOs and in limited offerings (e.g., private placements).  Such approval may be granted when it appears clear that there would not be client interest.

No security may be purchased or sold in a Controlled Account if the sale or purchase is effected with a view to making a profit on an anticipated market action of the security as a result of being recommended to any client for purchase or sale or after being purchased for or sold by any client.  No security may be purchased or sold in a Controlled Account in a transaction with a R&Co. client without prior approval from the Compliance Officer, the Chief Compliance Officer or a member of the Compliance Committee, excepting investments and disinvestments in Affiliated Mutual Funds and R&Co.-managed investment vehicles.

Small Capitalization Stocks

Access Person investments in small capitalization stocks (companies with a market capitalization of less than $2 billion) may involve special considerations due to their market capitalizations and daily trading volumes.  No Access Person should effect a transaction in any small capitalization stock for a Controlled Account if the security is held in a R&Co. client portfolio and a member of the Small Capitalization Portfolio Management Team determines that the proposed transaction is likely to have a significant impact on the market price of that security.  The Trading Desk shall coordinate the Small Capitalization Portfolio Management Team’s review of any investments by Access Persons in small capitalization stocks.

Reporting Requirements

All Access Persons must submit to the Compliance Officer a report of all non-exempt securities holdings within 10 days of becoming an Access Person and thereafter on an annual basis.3  The report must include the title of the security, the number of shares, and principal amounts of the holding, the date submitted to the Compliance Officer and the name of any broker, dealer or bank with which the Access Person maintains any Controlled Account or Beneficial Interest Account (as defined in the Appendix).

3  The holdings report must be current as of a date not more than 45 days prior to the person becoming an Access Person (initial report) or the date the report is submitted (annual report).

- 8 -	Adopted January 1, 1994 Amended October 22, 2013

All Access Persons and Directors, excluding the Independent Directors of the Parent Company, must submit a report of their non-exempt securities transactions containing the date of the transaction, the title of the security, interest rate and maturity date ( if applicable), the number of shares, the principal amount, the nature of the transaction, the price received, the name of the broker, dealer or bank through which the transaction was effected and the date submitted to the Compliance Officer to the firm within 15 days after the end of each calendar quarter. If a new Control Account or Beneficial Interest Account is established during the quarter, the Access Person will also report within 15 days after the end of the quarter the name of the broker, dealer, or bank that established the account, the date the account was established, and the date the report is submitted to the Compliance Officer.

The above reports must include non-exempt securities holdings and transactions in all:

(a)	Controlled Accounts, and

(b)
Beneficial Interest Accounts.  (While transactions in Beneficial Interest Accounts must be reported, trading in such accounts is not restrained by this Code unless the account is also a Controlled Account.)  The Compliance Committee may grant reporting waivers when individual circumstances dictate.

Review and Enforcement

The Compliance Officer, Chief Compliance Officer and the Compliance Committee periodically review holdings and transaction reports submitted by Access Persons.  Each quarter, all trades reported by Access Persons are compared by computer to all client trades to identify Access Persons' transactions occurring in any non-exempt security at a time when the issuer appeared on the Restricted Trading List or shortly before or after.  The Compliance Officer reviews any such transactions and reports on the results of such review to the Compliance Committee.  It is important to bear in mind that the negligible market impact of a small trade does not excuse a violation of the Code if the transaction crosses or competes with a client trade.

In addition, the quarterly transaction reports are reviewed to detect any illegal or improper trading activity, including failure to preclear nonexempt personal securities transactions and insider trading.

Exempt Securities – No Reporting Required

Notwithstanding the foregoing, the following investments are not subject to preclearance or other restrictions and need not be included in the annual holdings and quarterly transaction reports:

(1)	Direct obligations of the Government of the United States;

- 9 -	Adopted January 1, 1994 Amended October 22, 2013

(2)	Bankers acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements2;

(3)	Shares issued by money market funds;

(4)	Shares issued by open-end U.S. mutual funds (unless affiliated with or managed by R&Co.)3;

(5)	Shares issued by unit investment trusts that are invested exclusively in one or more open-end U.S. mutual funds (unless affiliated with or managed by R&Co.); or

(6)	Participation in an automatic investment plan4.

Exempt Securities – Reporting Required

The following securities and any exchange-traded options issued thereon are not subject to preclearance but must still be included in the initial and annual holdings reports and the quarterly transaction reports:

(1)	Financial Select Sector SPDR Fund (XLF)

(2)	AMEX Technology Select Sector SPDR Fund (XLK)

(3)	NASDAQ 100 Shares (QQQQ)

(4)	Energy Select Sector SPDR Fund (XLE)

(5)	SPDR S&P 500 ETF Trust (SPY)

(6)	SPDR Gold Shares (GLD)

Confidentiality

All transactions and holdings reports and broker and related account information will be maintained in confidence, except to the extent necessary to implement and enforce the provisions of the Code or to comply with requests for information from regulators, auditors or other legal authorities.   The compliance staff codes all data received before transmitting it for processing by operations personnel.  Access Persons and Directors are only identified to the Committee and other appropriate persons when a transaction appears to raise an issue under this Code.

2   “High quality short-term debt instrument” means any instrument having a maturity at issuance of less than 366 days and which is rated in one of the highest two rating categories by a Nationally Recognized Statistical Rating Organization, or which is unrated but is of comparable quality.

3   Transactions and holdings in shares of closed-end investment companies are reportable regardless of affiliation.

4   “Automatic investment plan” means a program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation.  An automatic investment plan includes a dividend reinvestment plan.

- 10 -	Adopted January 1, 1994 Amended October 22, 2013

Appendix

A "Beneficial Interest Account" is an account containing securities in which the reporting person has a Beneficial Interest (as defined below) and over which the reporting person has direct or indirect influence or control.  In the absence of direct or indirect influence or control, an account is not a Beneficial Interest Account, and transactions in the account need not be reported.  The legal right to execute transactions in an account is regarded as "control" whether or not that right is ever exercised.

A "Beneficial Interest" exists in securities owned directly (including ownership through a nominee) or in securities which are:

(a)
held in the name of another person, if by reason of any contract, understanding, relationship, agreement or other arrangement the reporting person obtains benefits substantially equivalent to those of ownership (e.g. the ability to exercise a controlling influence over the purchase, sale or voting of such securities or the application of the income derived from such securities to maintain a common home or to meet expenses which the reporting person otherwise would meet from other sources);

(b)
held in the name of (i) a spouse or minor children or (ii) any relative, including any relative of the reporting person's spouse, who shares the same home as the reporting person, absent special circumstances indicating that the reporting person does not obtain benefits substantially equivalent to those of ownership;

(c)	held in trust for the benefit of any of the persons described in paragraph (b) above;

(d)
held in the name of a spouse, minor children, or other person, even though benefits substantially equivalent to ownership are not obtained, if the reporting person can vest or revest title in himself or herself at once or at some future time;

(e)	held by any partnership, closely-held corporation, trust or estate, to the extent of the reporting person's interest therein; or

(f)
held by the reporting person as trustee where either such person or members of the reporting person's immediate family have a vested interest in the income or corpus of the trust, or as a settlor of a revocable trust.

The above examples are not exhaustive of all situations in which a beneficial interest can exist.  If you are uncertain, please contact the Compliance Officer or Chief Compliance Officer.

- 11 -	Adopted January 1, 1994 Amended October 22, 2013